Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 29, 2017

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina II Holdco Corp.
Registration Statement on Form S-4
Filed November 22, 2017
File No. 333-221723

Dear Ms. Ransom:

On behalf of Andina II Holdco Corp. (“Holdco”), we respond as follows to the Staff’s comment letter, dated December 20, 2017, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

General

1.	We note that the Merger Proposal comprises both the Redomestication Merger and the Transaction merger. Please provide us with your analysis as to why you are not required to unbundle these two mergers into two different proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

As the Staff’s guidance on Rule 14a-4(a)(3) makes clear, multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled. In this particular case, the Redomestication Merger and Transaction Merger are inextricably intertwined because each merger relates to the basic transaction and is the overall process by which the ultimate desired corporate structure can be achieved. Accordingly, we respectfully believe that the two matters should be kept as one proposal and have not revised the disclosure in the Registration Statement in response to this comment. This is consistent with other similarly structured blank check company transactions that have not unbundled these types of mergers.

Securities and Exchange Commission

2.	We note that your registration statement is limited to issuances of Holdco common stock. Please revise your registration statement to also register the issuance of Holdco warrants to Andina public warrant holders that would occur in connection with the Redomestication Merger or tell us how such warrants will be converted into Holdco warrants that entitle the holder to purchase one half of one Holdco Share absent registration, as you state on page 163.

Pursuant to Section 4.5 of the Warrant Agreement, dated as of November 24, 2015, between Andina Acquisition Corp. II (“Andina”) and Continental Stock Transfer & Trust Company, in the case of any merger or consolidation of Andina with or into another corporation, each holder of an Andina warrant shall thereafter have the right to purchase and receive in lieu of the Andina ordinary shares immediately theretofore purchasable and receivable upon the exercise of the warrant, the kind and amount of shares of stock or other securities or property (including cash) receivable upon the merger that the warrant holder would have received if such warrant holder had exercised his, her or its warrant(s) immediately prior to such event. Accordingly, pursuant to the terms of the Warrant Agreement, the warrants will automatically represent the right to acquire the Holdco stock upon consummation of the Mergers.

Proxy Statement/Prospectus/Information Statement Cover Page

3.	Please revise to disclose ranges or estimates of potential adjustments to the cash consideration that may be issued to Lazydays at closing or refer readers to the detail you provide on page 13 regarding your escrow provisions.

We have revised the cover page as requested.

Questions and Answers about the Proposals, page 4

What happens if the Mergers are not consummated?, page 8

4.	Please revise to clarify, if true, that Andina may amend its amended and restated memorandum and articles of association to extend its business combination deadline without limitation. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the February 1, 2018 deadline.

We have revised the disclosure throughout the Registration Statement as requested.

Securities and Exchange Commission

Summary of the Proxy Statement/Prospectus/Information Statement, page 11

The Merger Proposal, page 13

5.	Please revise to disclose an estimate of the amount that each Stockholder will receive on a per share basis of the 2,857,143 Holdco shares and $85,000,000 in cash, taking into account the adjustments you disclose here using assumptions as of a recent date.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Selected Historical Financial Information, page 23

6.	Please disclose cash dividends declared in Lazy Days’ R.V. Center, Inc.’s table of financial data. Refer to Instruction 2 of Item 301 of Regulation S-K.

We have revised the table of Selected Historical Financial Information on page 23 of the Registration Statement to include cash dividends declared, as requested.

Risk Factors, page 27

Risks Related to the Business Combination, page 44

7.	Please add a risk factor in which you discuss the risks attendant to the Andina board’s decision not to obtain a third party valuation of Lazydays or a fairness opinion relating to the consideration in the Merger Transaction in connection with its approval of the business combination.

We have revised the disclosure on page 46 of the Registration Statement as requested.

The Merger Proposal, page 57

Structure of the Mergers, page 57

8.	Please include an organizational chart depicting your structure after the redomestication and prior to the acquisition, and then after consummation of the acquisition.

We have revised the disclosure on page 57 of the Registration Statement as requested.

Background of the Mergers, page 58

9.	In a Form 425 that Andina Acquisition Corp. II filed on November 27, 2017 (and in various other public disclosures), Andina states that EarlyBirdCapital, Inc. “is assisting Andina in connection with the proposed Business Combination, for which [EarlyBirdCapital] will receive a fee.” Please expand this section to describe EarlyBirdCapital’s role in the merger process, including the nature of the services provided and the amount of the fee that Andina will pay to EarlyBirdCapital. Please also address the inherent conflicts of interest of EarlyBirdCapital, as a result of the interests they hold in Andina and their intent to vote in favor of the transaction.

We have revised the disclosure on pages 47 and 58 of the Registration Statement as requested.

Securities and Exchange Commission

10.	Revise to provide further detail on why each of Company A and Company B mutually terminated negotiations with Andina. For example, identify the specific terms upon which the parties could not agree.

We have revised the disclosure on page 59 of the Registration Statement as requested.

11.	Please provide additional context around Craig-Hallum contacting Andina regarding Lazydays in June 2017. Disclose the nature and extent of Andina’s prior communications or contact with Craig-Hallum, if any. The added disclosure should clarify, to the extent possible, how Craig-Hallum might have known to contact Andina regarding a U.S.-based RV company despite Andina’s focus on companies in Latin America.

We have revised the disclosure on page 59 of the Registration Statement as requested.

12.	Elaborate upon Andina’s engagements of Craig-Hallum as financial advisor and Marcum to conduct a quality of earnings analysis. In doing so, please explain why they were retained and what analyses they performed, if any. If a report, opinion or appraisal was prepared by either party, please also provide the disclosure required pursuant to Item 1015(b) of Regulation M-A.

We have revised the disclosure on pages 59 and 60 of the Registration Statement as requested. We respectfully advise the Staff that no report, opinion or appraisal was prepared by either party requiring disclosure pursuant to Item 1015(b) of Regulation M-A.

13.	Please include more detailed disclosure regarding the negotiations surrounding the material terms of the merger agreement. For example, disclose how the parties negotiated key deal terms such as price, how the final terms were reached, and which party suggested the consideration upon which the parties ultimately agreed.

We have revised the disclosure on pages 59 and 60 of the Registration Statement as requested.

14.	Given the interests in the transaction of B. Luke Weil, which you describe elsewhere, disclose what consideration, if any, was given to excluding him from the Board’s consideration of the transactions.

Securities and Exchange Commission

We have revised the disclosure on page 61 of the Registration Statement as requested.

15.	Expand your disclosure to explain how Andina selected the PIPE Investment as the vehicle through which it would raise capital for the Lazydays acquisition. State whether Andina considered any alternative financing arrangements, and, if so, why Andina ultimately determined to pursue the PIPE Investment.

We have revised the disclosure on page 60 of the Registration Statement as requested.

Andina’s Board of Directors’ Reasons for Approval of the Business Combination, page 61

16.	Please provide further detail as to why the Andina board considered Lazydays to be a “premier RV Dealership” with an “iconic, industry-leading,” “nationally recognized” brand.

We have revised the disclosure on page 61 of the Registration Statement as requested.

17.	Elaborate upon the industry analysis, analysis of Lazydays’ existing business model, historical and projected financial results and the valuation analysis conducted so that shareholders can appreciate how the Board determined that the business combination is in the best interests of Andina’s shareholders. With respect to the projected financial results of Lazydays, please disclose such projections or tell us why they are not material.

We have revised the disclosure on page 61 of the Registration Statement as requested.

18.	If there were any material factors that weighed against recommending the business combination, please revise your disclosure to acknowledge them.

We have revised the disclosure on page 61 of the Registration Statement as requested.

Anticipated Material Federal Income Tax Consequences of the Business Combination to Andina and Its Securityholders, page 64

19.	Please provide an opinion of counsel as to the material tax consequences of the Redomestication Merger, or alternatively explain to us why no such opinion is required. Refer to Item 601(b)(8) of Regulation S-K, as well as the guidance contained in Section III.A of Staff Legal Bulletin No. 19. We note in that regard your disclosure on page 66 that the Redomestication Merger should qualify as a Section 368(a) reorganization and should therefore not impact the tax basis of an Andina security holder.

We respectfully believe that a tax opinion is not required since we do not provide investors with any actual tax representations or opinions – instead, we are simply presenting to readers the anticipated tax consequences of the transaction. Further, in an effort to balance the disclosure, we have included in this amendment to the Registration Statement information discussing the anticipated impact if the Redomestication fails to qualify as a reorganization under Section 368(a) of the Code. Since no actual representations as to tax consequences are being given, a tax opinion is not required under Item 601(b)(8) of Regulation S-K.

Securities and Exchange Commission

20.	Please explain your references in this section to “Holdco rights.” The balance of the disclosure in your filing appears to indicate that Andina rights will be automatically exchanged for Holdco common stock upon consummation of the Redomestication Merger.

We have revised the disclosure in the Registration Statement to remove any references to Holdco rights as the Staff correctly points out that the Andina rights will automatically be exchanged for Holdco shares of common stock upon consummation of the Redomestication Merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

Basis of Pro Forma Presentation, page 85

21.	In the final paragraph of page 85 and the subsequent tabular disclosure, you provide post-combination share ownership percentages for Andina stockholders, Lazydays stockholders, and PIPE investors under zero redemption and maximum redemption scenarios. Please expand this disclosure to specify how much of Andina’s post-combination Holdco ownership is attributable to the public Andina shareholders, and how much is attributable to the initial Andina founders and to EarlyBirdCapital. Please provide similar disclosure in the Questions and Answers section.

We have revised the disclosure on pages 21 and 85 of the Registration Statement and the subsequent tabular disclosure as requested.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended August 31, 2017, page 89

22.	Referencing authoritative literature, please explain why your treatment of convertible preferred stock and related dividends, warrants underlying PIPE Investment, Andina warrants underlying public shares and unit purchase options in your calculation of pro forma diluted earnings per share for the nine months ended August 31, 2017 and twelve months ended November 30, 2016 is correct. Please also explain why the last paragraph on page 92 is accurate in light of the calculated pro forma diluted per share amounts.

We have revised the disclosure of diluted earnings per share in the pro forma statement of operations based on the premise that the Company cannot assume that the potentially dilutive securities are “in the money” for the periods presented. Accordingly, in the pro forma statement of operations, basic and diluted weighted average common shares outstanding are the same. The Company has disclosed this assumption in Note 6 to the pro forma statement of operations.

Securities and Exchange Commission

Additionally, the Company has revised its disclosure in Note 6 to the pro forma statement of operations to clarify that the presentation of the dilutive securities is for purposes of calculating fully diluted weighted average shares outstanding.

Comparison of Corporate Governance and Shareholder Rights, page 105

23.	You state in the introductory paragraph of this section that the summary chart outlines important differences in the shareholder rights “associated with each of Andina and Holdco according to applicable law and/or the organizational documents of Andina and Holdco” (emphasis added). It appears that the disclosure in the chart is largely limited to a general discussion of shareholder rights under Cayman Islands versus Delaware law. Please expand the disclosure to highlight the material differences between the rights that shareholders of Andina and Lazydays currently have under the organizational documents of those companies and the rights that they will have under the Holdco organizational documents if all proposals are approved. Refer to Item 4(a)(4) of Form S-4.

We have revised the disclosure on pages 106 through 112 to provide the material differences between the organizational documents as requested.

The PIPE Proposal, page 114

24.	On page 115, you state that the purchasers of Series A Preferred Stock will be entitled to a right of first refusal to provide funding for “certain debt financings.” Please disclose the material terms that govern the right of first refusal, including the types of debt financings that may be subject to the right. Please also expand the risk factor on page 49 titled “The holders of the Series A Preferred Stock must consent . . . “ to address the material risks associated with the right of first refusal.

We have revised the disclosure on pages 49 and 121 of the Registration Statement as requested.

25.	Disclose the consequences if shareholders do not approve the PIPE proposal.

We have revised the disclosure on page 121 of the Registration Statement as requested.

The Company, page 125

26.	You mention on pages 125 and 138 your belief that Lazydays’ Tampa RV dealership is “the world’s largest RV dealership . . . .” Please clarify what you mean by “largest” in this context (e.g., by acreage, by vehicles sold, etc.).

We have revised the disclosure on pages 131 and 144 of the Registration Statement as requested.

Securities and Exchange Commission

27.	Please revise to explain why the markets in which Lazydays operates are “key RV markets,” as you state on pages 125, 128, and 130. Please also provide the basis for your statement on pages 125 and 138 that “Lazydays is known nationally as The RV Authority.™”

We have revised the disclosure on pages 131, 136 and 144 of the Registration Statement as requested.

Company Strengths, page 125

28.	For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to Lazydays’ “industry leading brand” and “best-in-class customer experience” on pages 125 and 133, and its “leading market position” on page 128. Please also clarify how Lazydays’ customer-focused business model is “unique,” as you state on page 125.

We have revised the disclosure throughout the Registration Statement in response to this comment.

29.	In the final paragraph of page 125, you mention Lazydays’ “growing customer base.” Please disclose quantitative information to provide context for this statement.

We have revised the disclosure on page 131 of the Registration Statement as requested.

Beneficial Ownership of Securities, page 159

Security Ownership of Certain Beneficial Owners and Management of Holdco, page 159

30.	Please expand the table to provide separate disclosure for your Series A Convertible Preferred Stock. Refer to Item 403(a) of Regulation S-K, which refers to “any class of voting securities.” Please also provide beneficial ownership information assuming maximum allowable redemptions.

We have revised the disclosure on page 165 of the Registration Statement as requested.

31.	Please separately identify each Lazydays equity holder that will own 5% or more of any class of Holdco securities (under either scenario), or confirm to us that no Lazydays equity holder will own this amount.

We have revised the disclosure on page 165 of the Registration Statement as requested.

Securities and Exchange Commission

Appraisal Rights, page 168

32.	You state here, “Neither Andina shareholders nor holders of Andina rights or warrants have appraisal rights under Cayman Islands law in connection with the Mergers.” Given that the Transaction Merger is conditioned upon and will follow the Redomestication Merger, it appears that Holdco security holders, and not Andina security holders, will be voting upon the Transaction Merger. Please explain why Cayman Islands law controls the appraisal rights of Holdco shareholders who will vote on the Transaction Merger.

We respectfully advise the Staff that Cayman Islands law does not control appraisal rights of Holdco shareholders – if stockholders of Holdco were entitled to appraisal rights, it would be governed by Delaware law. However, the Transaction Merger does not require the approval of shareholders of Holdco under applicable corporate law. Because the Transaction Merger involves the merger of Lazydays and a wholly owned subsidiary of Holdco, rather than Holdco itself, the transaction can be approved solely by the board of Holdco. Accordingly, there are no appraisal rights of Holdco shareholders.

Financial Statements, page F-1

Lazy Days’ R.V Center, Inc. and Subsidiaries Condensed Consolidated Financial Statements Statements of Cash Flows, page F-37

33.	We note that you present repayments and borrowings on your floor plan notes payable on a net basis. Please tell us why you concluded that net presentation was more appropriate than gross presentation. We refer you to ASC 230-10-45-7 through 9.

Lazydays respectfully advises the Staff that the floor plan notes are an asset-based borrowing facility which is used to finance Lazydays’s new and some of the pre-owned vehicle inventory. During the first nine months of 2017 and 2016, Lazydays sold an average of 12 new vehicles (at an average price of $80,000) and 9 pre-owned vehicles (at an average price of $60,000) per day. Accordingly, the facility is characterized by frequent (as often as daily) draw downs (upon purchase of a vehicle) and repayments (within three days of selling a vehicle).

ASC 230-10-45-8 states as follows:

45-8 For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.

Securities and Exchange Commission

Based on the characteristics described above, Lazydays believes that the floor plan notes meet the above qualifications for net presentation.

Notes to Condensed Consolidated Financial Statements

Note 2 — Significant Accounting Policies, page F-39

34.	Rule 5-03(b)(2) of Regulation S-X allows for merchandising organizations to make a policy election with regards to occupancy costs. Please disclose such policy.

We have revised the disclosure in the consolidated financial statements within the Registration Statement to indicate that Lazydays has elected to include occupancy costs within operating costs.

Note 8 — Commitments and Contingencies Transaction Incentive Bonus, page F-47

35.	Please disclose more detail regarding the plan that includes quantitative disclosure of potential cash awards. Please also tell us whether the pro forma balance sheet on page 86 reflects the estimated cash award and if not, explain why.

In response to the Staff’s comment, Lazydays has expanded the disclosure associated with the Transaction Incentive Plan to (a) clarify that both cash and stock awards will be paid to participants in the Transaction Incentive Plan and (b) provide estimates of the aggregate cash and stock value based on the pending transaction. Lazydays respectfully advises the Staff that the estimated cash and stock awards are carved out of the total purchase consideration and the entirety of the purchase consideration has been adjusted to arrive at the pro forma combined balance sheet.

Lazy Days’ R.V Center, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 — Debt, page F-75

36.	Please describe in more detail the most significant restrictions, if any, on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S -X.

We have revised the disclosure to indicate that there are no restrictions on the payment of dividends, so long as Lazydays is in compliance with its debt covenants.

Securities and Exchange Commission

Exhibits

37.	Please file all contracts that Item 601(b)(10) of Regulation S-K requires, including the securities purchase agreements associated with the PIPE Investment, the material leases under which you hold four of your dealerships, and your employment agreements with Mr. Murnane, Ms. Berney, and any other named executive officer or director.

We have included the exhibits with this filing of the Registration Statement as requested.

************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant
cc:	Julio A. Torres